Alston&Bird llp

The Atlantic Building

950 F Street, NW

Washington, DC 20004-1404

202-239-3300

Fax:202-239-3333

www.alston.com

Mitra Surrell                             Direct Dial: 202-239-3685                               E-mail: mitra.surrell@alston.com

October 2, 2015

VIA E-mail and EDGAR

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attn: Alberto Zapata

Re:

Northern Lights Fund Trust II (the “Trust” or “Registrant”)

Post-Effective Amendment No. 243 to the Trust’s Registration Statement on Form N-1A, filed on July 31, 2015

File Numbers 333-174926, 811-22549

Ladies and Gentlemen:

This letter is in response to the comments provided by the staff of the U.S. Securities and Exchange Commission (the “Commission”) via telephone on September 8, 2015, relating to Post-Effective Amendment No. 243 to the Trust’s Registration Statement on Form N-1A filed on July 31, 2015 regarding the Orchard Small Cap Value Fund (the “Fund”), a series of the Trust. A revised post-effective amendment to the Registration Statement reflecting these changes will be filed subsequent to this correspondence.

General Comment

Comment #1

General comment, please include standard Tandy representation language.

U.S. Securities and Exchange Commission

October 2, 2015

Response #1

The Registrant has included the language below providing that the Registrant acknowledges that (i) the Registrant is responsible for the adequacy and accuracy of the disclosure in the Form N-1A; (ii) should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, this does not foreclose the Commission from taking any action with respect to the filing; (iii) the action of the Commission or the staff in declaring the filing effective does not relieve the Registrant from full responsibility for the adequacy and accuracy of the disclosure in the filings; and (iv) the Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Comment #2

Please confirm that the response letter will be filed several days before the next amendment responding to the staff’s comments.

Response #2

The Registrant confirms that the response letter will be filed several days before the next amendment responding to the staff’s comments.

Prospectus

Summary Section – Fees and Expenses of the Fund

Comment #3

In footnote 4 to the fee table you state that the expense limitation excludes dividends on short positions. Given that the prospectus and SAI provide that the Fund will not take short positions, please remove this phrase.

Response #3

The language regarding excluding dividends on short position has been included because it tracks the language of the Fund’s expense limitation agreement. Therefore, the Registrant believes the current disclosure accurately reflects the terms of the expense limitation agreement in place for the Fund.

Summary Section - Principal Investment Strategies

Comment #4

Please explain how the upper perimeter of the Fund’s investment limitation (up to $5 billion) is consistent with the Fund’s name of small cap.

U.S. Securities and Exchange Commission

October 2, 2015

Response #4

The Registrant notes to the staff that the Fund’s benchmark is the Russell 2000 Index. The Russell 2000 Index measures the performance of the small-cap segment of the U.S. equity universe. The Russell 2000 Index is a subset of the Russell 3000® Index representing approximately 10% of the total market capitalization of that index. It includes approximately 2000 of the smallest securities based on a combination of their market cap and current index membership. The Russell 2000 is constructed to provide a comprehensive and unbiased small-cap barometer and is completely reconstituted annually to ensure larger stocks do not distort the performance and characteristics of the true small-cap opportunity set. As of August 31, 2015, the market capitalization of the largest stock in the Russell 2000 Index was $5.7 billion and the average market capitalization was $1.8 billion.

Investment Strategies, Related Risks and Disclosure of Portfolio Holdings—Principal Investment Strategies

Comment #5

In the second paragraph you state, “The Adviser values companies with a private market approach (i.e., what a private buyer or large investor might pay for the whole company) and considers each stock purchase as if the Adviser was purchasing an entire business on a pro rata basis.” Please restate this sentence in plain English, avoiding technical terms such as “pro rata.”

Response #5

The Registrant has revised the sentence as follows in response to your comment:

When evaluating a company, the Adviser considers what a private buyer or large investor might pay for the whole company and purchases favorable stocks as if the Fund’s investment was proportionate to purchasing the entire business.

Related Performance Information of the Adviser

Comment #6

In the third paragraph you state, “The table shows performance of the Orchard Select Small Cap Value Composite over time (as compared with a broad based market index for reference).” This sentence references a single table. Please add disclosure explaining what each table shows.

Response #6

The Registrant has revised the disclosure as follows in response to your comment:

U.S. Securities and Exchange Commission

October 2, 2015

The tables below show performance of the Orchard Select Small Cap Value Composite over time (as compared with a broad based market index for reference). One table shows Average Annual Total Returns For Periods Ended May 31, 2015 (Net of Fees) and the other shows Average Annual Total Returns For Periods Ended December 31, 2015 (Net of Fees). Additionally, a third table shows detailed performance through May 31, 2015.

Comment #7

In the third paragraph you state, “The Adviser claims compliance with the Global Investment Performance Standards (“GIPS®”). Under the GIPS standard, the Adviser is defined as follows: Orchard Capital Management, LLC, a registered investment adviser. The GIPS method of computing performance is different from the standard SEC method of computing performance.” Please confirm that the GIPS performance data presented are net of actual fees and expenses.

Response #7

The Registrant confirm that the GIPS performance data presented are net of actual fees and expenses. The Registrant has revised the disclosure as follows in response to your comment:

The Adviser claims compliance with the Global Investment Performance Standards (“GIPS®”). Under the GIPS standard, the Adviser is defined as follows: Orchard Capital Management, LLC, a registered investment adviser. The GIPS method of computing performance is different from the standard SEC method of computing performance. The GIPS performance data presented are net of actual fees and expenses.

***

The Registrant has authorized Alston & Bird LLP to convey to you that the Registrant acknowledges that (i) the Registrant is responsible for the adequacy and accuracy of the disclosure in the Form N-1A; (ii) should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, this does not foreclose the Commission from taking any action with respect to the filing; (iii) the action of the Commission or the staff in declaring the filing effective does not relieve the Registrant from full responsibility for the adequacy and accuracy of the disclosure in the filings; and (iv) the Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

U.S. Securities and Exchange Commission

October 2, 2015

If you have any further questions, comments or informational requests relating to this matter, please do not hesitate to contact Mitra Surrell at (202) 239-3685 or David Baum at (202) 239-3346.

Sincerely,

/s/ Mitra Surrell

Mitra Surrell